Filed by Anixter International Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934

Subject Company: Anixter International Inc.
Commission File No. 001-10212

Anixter International Inc.
Registration Statement on Form S-4
Registration No. 333-120279

The following press release was issued on December 8, 2004 by Anixter International Inc.

FOR FURTHER INFORMATION:

AT THE COMPANY:	AT ASHTON PARTNERS:
Dennis Letham Chief Financial Officer (224) 521-8601	Chris Kettmann Investor Inquiries (312) 553-6716	H. Patel Media Inquiries (312) 553-6745

ANIXTER INTERNATIONAL INC. COMPLETES EXCHANGE OFFER
FOR ITS LIQUID YIELD OPTION™ NOTES DUE 2033

GLENVIEW, IL, December 8, 2004 — Anixter International Inc. (“Anixter”) (NYSE:AXE) announced today that it has completed its offer to exchange new Zero Coupon Convertible Notes due 2033 (the “New Securities”) for up to $378,135,000 aggregate principal amount at maturity of its Liquid Yield Option™ Notes due 2033 (the “Old Securities”). The exchange offer expired at midnight, New York City time, on December 7, 2004.

As of the expiration of the exchange offer $378,130,000 aggregate principal amount at maturity of Old Securities had been tendered in exchange for an equal principal amount at maturity of New Securities. All Old Securities that were properly tendered have been accepted for exchange. The exchange of New Securities for Old Securities is expected to take place on December 10, 2004. Following the consummation of the exchange offer, $5 thousand aggregate principal amount at maturity of Old Securities will remain outstanding.

The registration statement, prospectus and other materials related to the exchange offer may be obtained free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or from the information agent or the dealer manager for the exchange offer at the addresses set forth below.

The information agent for the exchange offer is:

Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York, 10022
(212) 754 8000 (Call Collect)
(800) 607-0088 (Noteholders)
(800) 654-2468 (Banks and Brokerage Firms)

The dealer manager for the exchange offer is:

Merrill Lynch & Co
4 World Financial Center, 7th Floor
New York, New York 10080
Attn: Liability Management Group
(212) 449-4914 (Call Collect)
(888) 654-8637 (Toll Free)

A registration statement relating to the New Securities was filed with the Securities and Exchange Commission and has been declared effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities to issued in the exchange offer in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

About Anixter

Anixter International is the world’s leading distributor of communication products, electrical and electronic wire & cable and a leading distributor of fasteners and other small parts (“C” Class inventory components) to Original Equipment Manufactures. The company adds value to the distribution process by providing its customers access to 1) innovative inventory management programs, 2) more than 275,000 products and over $600 million in inventory, 3) 164 warehouses with more than 4.6 million square feet of space, and 4) locations in 200 cities in 42 countries. Founded in 1957 and headquartered near Chicago, Anixter trades on The New York Stock Exchange under the symbol AXE.